UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: August 5, 2021

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated August 5, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: August 5, 2021	By:	/s/ N. Angelique Burgess
N. Angelique Burgess Corporate Secretary

TEEKAY LNG PARTNERS REPORTS
SECOND QUARTER 2021 RESULTS
Highlights
•GAAP net income attributable to the partners and preferred unitholders of $53.3 million and GAAP net income per common unit of $0.53 in the second quarter of 2021.
•Adjusted net income(1) attributable to the partners and preferred unitholders of $57.0 million and adjusted net income per common unit of $0.57 in the second quarter of 2021 (excluding other items listed in Appendix A to this release).
•Total adjusted EBITDA(1) of $183.5 million in the second quarter of 2021.
•The Partnership’s LNG fleet is 98 percent fixed for the remainder of 2021, and 89 percent fixed for 2022.
•Current strong LNG shipping fundamentals expected to persist into 2022.
Hamilton, Bermuda, August 5, 2021 – Teekay GP L.L.C., the general partner (the General Partner) of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended June 30, 2021.
Consolidated Financial Summary

	Three Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	148,769	152,802	148,205
Income from vessel operations	64,736	70,611	69,589
Equity income	28,940	37,516	32,155
Net income attributable to the partners and preferred unitholders	53,288	87,591	44,934
Limited partners’ interest in net income per common unit	0.53	0.92	0.46
NON-GAAP FINANCIAL COMPARISON
Total adjusted EBITDA(1)	183,512	184,287	192,340
Distributable cash flow (DCF)(1)	78,979	82,019	83,170
Adjusted net income attributable to the partners and preferred unitholders(1)	57,017	60,466	62,643
Limited partners’ interest in adjusted net income per common unit	0.57	0.61	0.67

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Second Quarter of 2021 Compared to First Quarter of 2021

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders were reduced for the three months ended June 30, 2021, compared to the three months ended March 31, 2021, primarily due to an increase in scheduled dry dockings during the second quarter of 2021, and the timing of planned repairs and maintenance activities.

GAAP net income attributable to the partners and preferred unitholders for the three months ended June 30, 2021 was also negatively impacted by changes in unrealized gains and losses on non-designated derivative instruments in the second quarter of 2021 compared to the first quarter of 2021.

Second Quarter of 2021 Compared to Second Quarter of 2020

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders for the three months ended June 30, 2021, compared to the same quarter of the prior year, were impacted primarily by an increase in scheduled dry dockings during the second quarter of 2021, the redeployment of an LNG carrier under a market-linked contract in March 2021, and the timing of vessel operating expenditures for certain of the Partnership's LNG carriers. These decreases were partially offset by a decrease in operational claims under certain of the Partnership’s charter contracts and lower net interest expense during the second quarter of 2021.

GAAP net income attributable to the partners and preferred unitholders was also positively impacted by changes in unrealized gains and losses on non-designated derivative instruments and foreign currency exchange in the second quarter of 2021 compared to the second quarter of 2020.
CEO Commentary

“Teekay LNG reported another quarter of strong results today, with second quarter of 2021 adjusted net income(1) of $0.57 per common unit and over $183.5 million of total adjusted EBITDA(1),” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd. “As expected, our results in the second quarter reflect a heavier than normal drydock schedule. Looking ahead, our third quarter 2021 results are also expected to be impacted by a heavy drydock schedule; however, for the fourth quarter of 2021, we are expecting a bounce back as a result of a substantially reduced number of drydock days across the fleet.”

Mr. Kremin continued, “The spot and term charter market for LNG carriers has been counter-seasonally strong over the past six months, and LNG supply and demand fundamentals are pointing to continued strength through the rest of 2021 and into 2022. This should benefit the Creole Spirit, which is on a market-linked contract until mid-February 2022.” Mr. Kremin continued, “We believe this market strength could also be a tailwind for Teekay LNG next year as we have a few LNG carriers expected to roll-off of their current contracts during the first half of next year. We do, however, continue to have nearly all of our 2021 and the vast majority of our 2022 revenue days already secured on fixed-rate charters and generating consistent cash flow.”

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Operating Results

The following table highlights certain financial information for Teekay LNG’s segments: the Liquefied Natural Gas Segment and the Liquefied Petroleum Gas Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices D and E for further details).

	Three Months Ended
	June 30, 2021			June 30, 2020
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	136,764	12,005	148,769	137,822	10,383	148,205
Income (loss) from vessel operations	65,868	(1,132)	64,736	69,232	357	69,589
Equity income	26,000	2,940	28,940	27,795	4,360	32,155
NON-GAAP FINANCIAL COMPARISON
Consolidated adjusted EBITDA(i)	100,222	557	100,779	103,190	1,420	104,610
Adjusted EBITDA from equity-accounted vessels(i)	72,186	10,547	82,733	75,824	11,906	87,730
Total adjusted EBITDA(i)	172,408	11,104	183,512	179,014	13,326	192,340
(i)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Natural Gas Segment

Income from vessel operations and consolidated adjusted EBITDA(1) for the LNG segment for the three months ended June 30, 2021, compared to the same quarter of the prior year, decreased primarily due to scheduled dry dockings during the second quarter of 2021, the redeployment of an LNG carrier under a market-linked contract in March 2021 and the timing of vessel operating expenditures for certain of the Partnership's LNG carriers. These decreases were partially offset by reduced operational claims on certain of the Partnership's LNG carriers during the second quarter of 2021.

Equity income and adjusted EBITDA from equity-accounted vessels(1) for the LNG segment for the three months ended June 30, 2021, compared to the same quarter of the prior year, decreased primarily due to lower earnings from the Partnership's 52 percent-owned joint venture with Marubeni Corporation (the MALT Joint Venture) as a result of lower charter rates earned upon redeployment of the Marib Spirit, Arwa Spirit and Methane Spirit between May 2020 and April 2021, and an increase in off-hire days for scheduled dry dockings and unscheduled repairs in certain of the Partnership's joint ventures during the second quarter of 2021.

Liquefied Petroleum Gas Segment

Loss from vessel operations increased and consolidated adjusted EBITDA(1) decreased for the LPG segment for the three months ended June 30, 2021, compared to the same quarter of the prior year, primarily due to the scheduled dry docking of one of the Partnership's LPG carriers during the second quarter of 2021. This decrease was partially offset by higher spot LPG rates earned during the second quarter of 2021.

Equity income and adjusted EBITDA from equity-accounted vessels(1) for the LPG segment for the three months ended June 30, 2021, compared to the same quarter of the prior year, decreased primarily due to the scheduled dry docking of one of the LPG carriers in the Partnership's 50 percent-owned LPG joint venture with Exmar NV (the Exmar LPG Joint Venture). This decrease was partially offset by higher spot LPG rates earned during the second quarter of 2021.

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of August 1, 2021. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal in Bahrain.

Number of Vessels
Owned and In-Chartered Vessels(i)
LNG Carrier Fleet	47(ii)
LPG/Multi-gas Carrier Fleet	30(iii)
Total	77
(i)Includes vessels leased by the Partnership from third parties and accounted for as finance leases.
(ii)The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(iii)The Partnership’s ownership interests in these vessels range from 50 percent to 100 percent.

Liquidity

As of June 30, 2021, the Partnership had total liquidity of $381.9 million (comprised of $144.2 million in cash and cash equivalents and $237.7 million in undrawn credit facilities) compared to $406.2 million as of March 31, 2021.

Conference Call
The Partnership plans to host a conference call on Thursday, August 5, 2021 at 1:00 p.m. (ET) to discuss the results for the second quarter of 2021. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:
▪By dialing 1 (800) 430-8332 or 1 (647) 792-1240, if outside North America, and quoting conference ID code 4740273.
▪By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter 2021 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG and LPG services primarily under long-term, fee-based charter contracts through its interests in 47 LNG carriers, 23 mid-size LPG carriers, and seven multi-gas carriers. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures which include Adjusted Net Income Attributable to the Partners and Preferred Unitholders, Distributable Cash Flow and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted EBITDA represents net income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include unrealized credit loss provisions, unrealized gains or losses on non-designated derivative instruments, write-downs of vessels, gains or losses on sales of vessels, foreign currency exchange gains or losses, adjustments for direct financing and sales-type leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Partnership's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, and refer to footnote (2) of the Consolidated Statements of Income for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow (DCF) represents GAAP net income adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, realized losses on interest rate swap termination, unrealized credit loss provisions, distributions relating to preferred units, adjustments for direct financing and sales-type leases to a cash basis, unrealized foreign currency exchange gains or losses, write-downs of vessels, gains or losses on sales of vessels, and the Partnership’s proportionate share of such items in its equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended			Six Month Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	148,769	152,802	148,205	301,571	288,092

Voyage expenses	(6,360)	(7,183)	(5,329)	(13,543)	(7,646)
Vessel operating expenses	(32,536)	(30,089)	(28,407)	(62,625)	(54,511)
Time-charter hire expenses	(5,867)	(5,850)	(5,368)	(11,717)	(11,290)
Depreciation and amortization	(32,349)	(31,902)	(31,629)	(64,251)	(64,268)
General and administrative expenses	(6,921)	(7,167)	(7,883)	(14,088)	(14,050)
Write-down of vessels(1)	—	—	—	—	(45,000)
Income from vessel operations	64,736	70,611	69,589	135,347	91,327

Equity income(2)	28,940	37,516	32,155	66,456	32,528
Interest expense	(30,084)	(29,652)	(35,143)	(59,736)	(71,847)
Interest income	1,302	2,006	1,697	3,308	4,067
Realized and unrealized (loss) gain on non-designated derivative instruments(3)	(2,870)	6,618	(8,516)	3,748	(28,987)
Foreign currency exchange (loss) gain (4)	(2,843)	6,960	(11,624)	4,117	(6,885)
Other expense(5)	(1,088)	(3,769)	(679)	(4,857)	(1,040)
Net income before income tax expense	58,093	90,290	47,479	148,383	19,163
Income tax (expense) recovery	(1,815)	777	1,804	(1,038)	(708)
Net income	56,278	91,067	49,283	147,345	18,455

Non-controlling interest in net income	2,990	3,476	4,349	6,466	6,515
Preferred unitholders' interest in net income	6,425	6,425	6,425	12,850	12,850
General partner's interest in net income (loss)	823	1,426	713	2,249	(76)
Limited partners’ interest in net income (loss)	46,040	79,740	37,796	125,780	(834)
Limited partners' interest in net income (loss) per common unit:
• Basic	0.53	0.92	0.46	1.45	(0.01)
• Diluted	0.53	0.92	0.46	1.44	(0.01)
Weighted-average number of common units outstanding:
• Basic	86,970,999	86,955,664	82,197,665	86,963,374	79,629,623
• Diluted	87,133,146	87,091,656	82,262,235	87,112,516	79,629,623
Total number of common units outstanding at end of period	86,984,843	86,964,523	86,927,558	86,984,843	86,927,558

(1)In the first quarter of 2020, the Partnership wrote-down six wholly-owned multi-gas carriers (the Pan Spirit, Unikum Spirit, Vision Spirit, Camilla Spirit, Sonoma Spirit and Cathinka Spirit) to their estimated fair values. The total impairment charge of $45.0 million related to these six multi-gas carriers is included in write-down of vessels for the six months ended June 30, 2020.

(2)The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release are detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Six Month Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Equity income	28,940	37,516	32,155	66,456	32,528
Proportionate share of unrealized loss (gain) on non-designated interest rate swaps	2,310	(15,410)	3,806	(13,100)	26,010
Proportionate share of unrealized credit loss provisions (reversals)	635	6,677	(423)	7,312	8,557
Proportionate share of other items	182	(320)	362	(138)	(177)
Equity income adjusted for items in Appendix A	32,067	28,463	35,900	60,530	66,918

(3)    The realized losses on non-designated derivative instruments relate to the amounts the Partnership actually paid to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Six Month Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Realized losses relating to:
Interest rate swap agreements	(3,925)	(4,473)	(3,662)	(8,398)	(6,573)
Interest rate swap agreement termination(i)	—	(18,012)	—	(18,012)	—
Foreign currency forward contracts	—	—	—	—	(241)
	(3,925)	(22,485)	(3,662)	(26,410)	(6,814)
Unrealized gains (losses) relating to:
Interest rate swap agreements	1,055	29,103	(4,854)	30,158	(22,375)
Foreign currency forward contracts	—	—	—	—	202
	1,055	29,103	(4,854)	30,158	(22,173)
Total realized and unrealized (losses) gains on non-designated derivative instruments	(2,870)	6,618	(8,516)	3,748	(28,987)

(i) The termination of an interest rate swap agreement during the three months ended March 31, 2021 and the six months ended June 30, 2021 was in connection with a debt refinancing completed in February 2021 at a lower all-in interest rate.

(4)    For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income.

Foreign currency exchange (loss) gain includes realized gains (losses) relating to the amounts the Partnership paid to settle the Partnership’s Norwegian Krone (NOK) denominated unsecured bonds and the associated non-designated cross currency swaps that were entered into as economic hedges in relation to the NOK denominated bonds. Foreign currency exchange (loss) gain also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments and unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Six Month Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
Realized losses on cross-currency swaps	(1,293)	(1,345)	(1,430)	(2,638)	(3,247)
Realized losses on cross-currency swaps maturity		—	(33,844)	—	(33,844)
Realized gains on repurchase of NOK bonds	—	—	33,844	—	33,844
Unrealized (losses) gains on cross currency swaps	(2,262)	5,129	45,881	2,867	(3,659)
Unrealized gains (losses) on revaluation of NOK bonds	2,217	(1,189)	(53,794)	1,028	179

(5) Includes unrealized credit loss provisions of $0.7 million, $3.7 million and $0.3 million for the three months ended June 30, 2021, March 31, 2021 and June 30, 2020, respectively, and $4.4 million and $0.2 million for the six months ended June 30, 2021 and June 30, 2020, respectively.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at June 30,	As at March 31,	As at December 31,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	144,206	163,480	206,762
Restricted cash – current	8,610	5,702	8,358
Accounts receivable	12,230	15,100	7,631
Prepaid expenses	11,948	13,566	9,259
Current portion of derivative assets	258	124	—
Current portion of net investments in direct financing leases, net	14,285	14,022	13,969
Current portion of advances to equity-accounted joint ventures, net	8,160	10,994	10,991
Advances to affiliates	6,940	6,844	4,924
Other current assets	3,071	237	237
Total current assets	209,708	230,069	262,131

Restricted cash – long-term	37,384	39,034	42,823
Vessels and equipment
At cost, less accumulated depreciation	1,197,551	1,209,622	1,220,355
Vessels related to finance leases, at cost, less accumulated depreciation	1,644,654	1,650,959	1,654,814
Operating lease right-of-use assets	13,887	17,357	20,750
Total vessels and equipment	2,856,092	2,877,938	2,895,919
Investments in and advances to equity-accounted joint ventures, net	1,117,271	1,118,104	1,056,792
Net investments in direct financing leases, net	487,276	492,027	500,101
Other assets	26,386	24,386	22,382
Derivative assets	6,925	9,532	4,505
Intangible assets, net	30,082	32,296	34,510
Goodwill	34,841	34,841	34,841
Total assets	4,805,965	4,858,227	4,854,004
LIABILITIES AND EQUITY
Current
Accounts payable	3,721	4,104	4,883
Accrued liabilities	64,113	71,512	81,706
Unearned revenue	17,800	23,700	30,254
Current portion of long-term debt	355,081	350,273	250,508
Current obligations related to finance leases	72,925	72,422	71,932
Current portion of operating lease liabilities	13,887	14,164	14,003
Current portion of derivative liabilities	26,375	26,047	56,925
Advances from affiliates	8,086	9,353	11,047
Total current liabilities	561,988	571,575	521,258
Long-term debt	1,062,298	1,094,044	1,221,705
Long-term obligations related to finance leases	1,232,130	1,250,647	1,268,990
Long-term operating lease liabilities	—	3,193	6,747
Other long-term liabilities	56,104	55,544	56,063
Derivative liabilities	29,131	30,293	32,971
Total liabilities	2,941,651	3,005,296	3,107,734
Equity
Limited partners – common units	1,545,448	1,523,746	1,465,408
Limited partners – preferred units	285,159	285,159	285,159
General partner	47,613	47,225	46,182
Accumulated other comprehensive loss	(72,272)	(61,375)	(103,836)
Partners' equity	1,805,948	1,794,755	1,692,913
Non-controlling interest	58,366	58,176	53,357
Total equity	1,864,314	1,852,931	1,746,270
Total liabilities and total equity	4,805,965	4,858,227	4,854,004

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Six Months Ended
	June 30,	June 30,
	2021	2020
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)

OPERATING ACTIVITIES
Net income	147,345	18,455
Non-cash and non-operating items:
Unrealized (gain) loss on non-designated derivative instruments	(30,158)	22,173
Depreciation and amortization	64,251	64,268
Write-down of vessels	—	45,000
Unrealized foreign currency exchange (gain) loss including the effect of the settlement of cross currency swaps	(8,199)	3,660
Equity income, net of distributions received $28,589 (2020 – $14,852)	(37,867)	(17,676)
Amortization of deferred financing issuance costs included in interest expense	2,840	3,001
Change in unrealized credit loss provisions included in other expense	4,417	160
Other non-cash items	1,786	1,663
Change in operating assets and liabilities:
Receipts from direct financing and sales-type leases	7,285	267,463
Expenditures for dry docking	(8,412)	(1,927)
Other operating assets and liabilities	(57,704)	17,621
Net operating cash flow	85,584	423,861
FINANCING ACTIVITIES

Proceeds from issuance of long-term debt	212,691	446,650
Scheduled repayments of long-term debt and settlement of related swaps	(150,528)	(194,831)
Prepayments of long-term debt	(111,543)	(525,021)
Financing issuance costs	(2,461)	(2,601)
Scheduled repayments of obligations related to finance leases	(35,867)	(34,893)
Repurchase of common units	—	(15,635)
Cash distributions paid	(60,426)	(47,295)
Dividends paid to non-controlling interests	(2,670)	—
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries	—	(2,219)
Net financing cash flow	(150,804)	(375,845)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(12,853)	(8,832)
Proceeds from repayments of advances to equity-accounted joint ventures	10,330	—
Net investing cash flow	(2,523)	(8,832)
(Decrease) increase in cash, cash equivalents and restricted cash	(67,743)	39,184
Cash, cash equivalents and restricted cash, beginning of the period	257,943	253,291
Cash, cash equivalents and restricted cash, end of the period	190,200	292,475
Supplemental cash flow information
The accompanying notes are an integral part of the consolidated financial statements.

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	56,278	91,067	49,283
Less: net income attributable to non-controlling interests	(2,990)	(3,476)	(4,349)
Net income attributable to the partners and preferred unitholders	53,288	87,591	44,934
Add (subtract) specific items affecting net income:
Foreign currency exchange losses (gains)(1)	1,550	(8,305)	10,194
Unrealized credit loss provisions (reversals), unrealized losses and (gains) on non-designated derivative instruments and other items from equity-accounted investees(2)	3,127	(9,053)	3,745
Unrealized (gains) losses on non-designated derivative instruments and realized loss from interest rate swap termination(3)	(1,055)	(11,091)	4,854
Unrealized credit loss provisions and other items(4)	383	823	(1,619)
Non-controlling interests’ share of items above(5)	(276)	501	535
Total adjustments	3,729	(27,125)	17,709
Adjusted net income attributable to the partners and preferred unitholders	57,017	60,466	62,643

Preferred unitholders' interest in adjusted net income	6,425	6,425	6,425
General partner's interest in adjusted net income	889	950	1,044
Limited partners’ interest in adjusted net income	49,703	53,091	55,174
Limited partners’ interest in adjusted net income per common unit, basic	0.57	0.61	0.67
Weighted-average number of common units outstanding, basic	86,970,999	86,955,664	82,197,665
(1)Foreign currency exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized losses (gains) on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross currency swaps for the NOK bonds. See Note 4 to the Consolidated Statements of Income included in this release for further details.
(2)Reflects the proportionate share of unrealized credit loss provisions (reversals) and unrealized losses or gains due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes in the Partnership's equity-accounted investees. See Note 2 to the Consolidated Statements of Income included in this release for further details.
(3)Reflects the unrealized (gains) losses due to changes in the mark-to-market value of the Partnership's derivative instruments that are not designated as hedges for accounting purposes and realized losses related to interest rate swap agreement termination. See Note 3 to the Consolidated Statements of Income included in this release for further details.
(4)Includes adjustments for unrealized credit loss provisions and adjustments relating to changes in deferred tax balances.
(5)Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)

Net income	56,278	91,067	49,283
Add:
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	40,356	36,356	42,725
Depreciation and amortization	32,349	31,902	31,629
Direct financing lease payments received in excess of revenue recognized and other adjustments	3,694	3,576	3,392
Foreign currency exchange loss (gain)	1,550	(8,305)	10,194
Unrealized credit loss provisions	744	3,673	260
Deferred income tax and other non-cash items	652	(1,216)	271
Subtract:
Unrealized (gains) losses on non-designated derivative instruments and realized loss from interest rate swap termination	(1,055)	(11,091)	4,854
Distributions relating to preferred units	(6,425)	(6,425)	(6,425)
Estimated maintenance capital expenditures	(14,511)	(14,365)	(14,513)
Equity income	(28,940)	(37,516)	(32,155)
Distributable Cash Flow before non-controlling interest	84,692	87,656	89,515
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,713)	(5,637)	(6,345)
Distributable Cash Flow	78,979	82,019	83,170
Amount of cash distributions attributable to the General Partner	(447)	(447)	(411)
Limited partners' Distributable Cash Flow	78,532	81,572	82,759
Weighted-average number of common units outstanding, basic	86,970,999	86,955,664	82,197,665
Distributable Cash Flow per limited partner common unit	0.90	0.94	1.03
(1)The Partnership’s share of estimated maintenance capital expenditures relating to its equity-accounted joint ventures were $15.2 million, $15.1 million and $15.2 million for the three months ended June 30, 2021, March 31, 2021 and June 30, 2020, respectively.

Teekay LNG Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Net income	56,278	91,067	49,283
Depreciation and amortization	32,349	31,902	31,629
Interest expense, net of interest income	28,782	27,646	33,446
Income tax expense (recovery)	1,815	(777)	(1,804)
EBITDA	119,224	149,838	112,554

Add (subtract) specific income statement items affecting EBITDA:
Foreign currency exchange loss (gain)	2,843	(6,960)	11,624
Other expense	1,088	3,769	679
Equity income	(28,940)	(37,516)	(32,155)
Realized and unrealized loss (gain) on non-designated derivative instruments	2,870	(6,618)	8,516
Direct financing lease payments received in excess of revenue recognized and other adjustments	3,694	3,576	3,392
Consolidated adjusted EBITDA	100,779	106,089	104,610
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	82,733	78,198	87,730
Total adjusted EBITDA	183,512	184,287	192,340

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Consolidated Adjusted EBITDA by Segment
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2021
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total
Voyage revenues	136,764	12,005	148,769
Voyage expenses	(841)	(5,519)	(6,360)
Vessel operating expenses	(27,260)	(5,276)	(32,536)
Time-charter hire expenses	(5,867)	—	(5,867)
Depreciation and amortization	(30,660)	(1,689)	(32,349)
General and administrative expenses	(6,268)	(653)	(6,921)
Income (loss) from vessel operations	65,868	(1,132)	64,736
Depreciation and amortization	30,660	1,689	32,349
Direct financing lease payments received in excess of revenue recognized and other adjustments	3,694	—	3,694
Consolidated adjusted EBITDA	100,222	557	100,779

	Three Months Ended June 30, 2020
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total
Voyage revenues	137,822	10,383	148,205
Voyage expenses	(806)	(4,523)	(5,329)
Vessel operating expenses	(24,599)	(3,808)	(28,407)
Time-charter hire expenses	(5,368)	—	(5,368)
Depreciation and amortization	(30,566)	(1,063)	(31,629)
General and administrative expenses	(7,251)	(632)	(7,883)
Income from vessel operations	69,232	357	69,589
Depreciation and amortization	30,566	1,063	31,629
Direct financing lease payments received in excess of revenue recognized and other adjustments	3,392	—	3,392
Consolidated adjusted EBITDA	103,190	1,420	104,610

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30, 2021		June 30, 2020
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	247,932	106,795	258,426	111,365
Voyage recoveries (expenses)	264	123	(1,360)	(638)
Vessel operating expenses, time-charter hire expenses and general and administrative expenses	(77,413)	(33,567)	(72,316)	(31,551)
Depreciation and amortization	(25,588)	(12,811)	(25,123)	(12,530)
Income from vessel operations of equity-accounted vessels	145,195	60,540	159,627	66,646
Net interest expense	(61,882)	(25,112)	(73,082)	(29,351)
Income tax (expense) recovery	(359)	(126)	225	110
Other items including realized and unrealized losses on derivative instruments and unrealized credit loss provisions	(21,026)	(6,362)	(17,786)	(5,250)
Net income / equity income of equity-accounted vessels	61,928	28,940	68,984	32,155
Net income / equity income of equity-accounted LNG vessels	55,917	26,000	60,105	27,795
Net income / equity income of equity-accounted LPG vessels	6,011	2,940	8,879	4,360

Net income / equity income of equity-accounted vessels	61,928	28,940	68,984	32,155
Depreciation and amortization	25,588	12,811	25,123	12,530
Net interest expense	61,882	25,112	73,082	29,351
Income tax expense (recovery)	359	126	(225)	(110)
EBITDA from equity-accounted vessels	149,757	66,989	166,964	73,926

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized losses on derivative instruments and unrealized credit loss provisions	21,026	6,362	17,786	5,250
Direct financing and sales-type lease payments received in excess of revenue recognized	28,493	10,327	26,381	9,499
Amortization of in-process contracts	(1,738)	(945)	(1,738)	(945)
Adjusted EBITDA from equity-accounted vessels	197,538	82,733	209,393	87,730
Adjusted EBITDA from equity-accounted LNG vessels	176,443	72,186	185,577	75,824
Adjusted EBITDA from equity-accounted LPG vessels	21,095	10,547	23,816	11,906

(1)The Partnership's equity-accounted vessels for the three months ended June 30, 2021 and 2020 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in the Exmar LPG Joint Venture, which owns and in-charters 23 LPG carriers; the Partnership’s ownership interest ranging from 20 to 30 percent in four LNG carriers chartered to Shell (the Pan Union Joint Venture); the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at June 30, 2021		As at December 31, 2020
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	544,217	227,017	549,454	225,049
Other current assets	100,022	38,945	67,580	25,415
Property, plant and equipment, including owned vessels, vessels related to finance leases and operating lease right-of-use assets	1,910,189	973,272	1,961,820	1,000,386
Net investments in sales-type and direct financing leases, current and non-current	5,308,933	2,049,238	5,384,652	2,077,707
Derivative assets	10,158	5,085	—	—
Other non-current assets	94,795	53,958	87,248	51,812
Total assets	7,968,314	3,347,515	8,050,754	3,380,369

Current portion of long-term debt and obligations related to finance leases and operating leases	324,331	137,890	306,185	129,538
Current portion of derivative liabilities	69,363	28,153	68,966	27,988
Other current liabilities	153,601	60,435	164,266	65,311
Long-term debt and obligations related to finance leases and operating leases	4,649,780	1,878,654	4,789,260	1,938,748
Shareholders' loans, current and non-current	327,977	113,816	341,113	121,778
Derivative liabilities	190,039	76,509	280,480	112,922
Other long-term liabilities	82,170	36,443	70,743	33,353
Equity	2,171,053	1,015,615	2,029,741	950,731
Total liabilities and equity	7,968,314	3,347,515	8,050,754	3,380,369

Investments in equity-accounted joint ventures		1,015,615		950,731
Advances to equity-accounted joint ventures		113,816		121,778
Unrealized credit loss provisions		(4,000)		(4,726)
Investments in and advances, net to equity-accounted joint ventures, current and non-current		1,125,431		1,067,783

(1)The Partnership's equity-accounted vessels as at June 30, 2021 and December 31, 2020 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in the Exmar LPG Joint Venture, which owns and in-charters 23 LPG carriers; the Partnership’s ownership interest ranging from 20 percent to 30 percent in four LNG carriers chartered to Shell in the Pan Union Joint Venture; the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the Partnership’s ability to continue to generate strong earnings and cash flows despite market volatility and cyclicality; expected upcoming decreases in the overall number of drydocks for the Partnership’s vessels and the anticipated financial benefits to the Partnership from such drydock reductions; the counter-seasonal strength in LNG shipping rates, including the expected supply and demand fundamentals in the near-term charter market for LNG carriers and the potential positive impact these tailwinds may have on the Creole Spirit and the Partnership's other vessels rolling off contract in 2022; the Partnership's ability to derive benefits from any upside in market strength; the ability of the Partnership to fully utilize certain of its vessels; the ability of the Partnership to execute on its balanced capital allocation strategy including delevering of its balance sheet and returning capital to unitholders, while pursuing growth, including expected increases in financial flexibility as a result of implementing such strategy; fixed charter coverage for the Partnership's LNG fleet for the remainder of 2021 and 2022; the ability of the Partnership to realize and receive the full benefits from its contractual backlog of revenue under its long-term charter contracts; the ability to continue to pay increased distributions on its common units; and the expected cash flows from, and the continued performance of, the Partnership's and its joint ventures' charter contracts.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of charter contracts of existing vessels in the Partnership's fleet; higher than expected costs and expenses, including as a result of off-hire days or drydocking requirements (both scheduled and unscheduled); delays in the Partnership’s ability to successfully and timely complete drydockings; the potential for the COVID-19 pandemic to impact the Partnership's drydock activities, or operations in general; general market conditions and trends, including spot, multi-month and multi-year charter rates; the potential for the COVID-19 pandemic to impact global demand for LNG and LPG and the associated impact on LNG and LPG charter rates; inability of customers of the Partnership or any of its joint ventures to make future payments under contracts; potential further delays to the formal commencement of commercial operations of the Bahrain Regasification Terminal; the inability of the Partnership to renew or replace charter contracts on existing vessels; potential lack of cash flow to reduce balance sheet leverage or of excess capital available to allocate towards returning capital to unitholders; potential lack of cash flow to continue paying distributions on the Partnership’s common units and other securities; and other factors discussed in Teekay LNG's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2020. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.